As filed with the Securities and Exchange Commission on June 23, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the fiscal year ended
                                December 31, 2003

                                       or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1933


                        For the transition period from to

                                 Commission File
                                 No. 000 - 18645
                                 ---------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           TRIMBLE NAVIGATION LIMITED
                              749 North Mary Avenue
                           Sunnyvale, CALIFORNIA 94085

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
                 Financial Statements and Supplemental Schedule
                     Years ended December 31, 2003 and 2002


Table of Contents
--------------------------------------------------------------------------------
                                                                          Page

Independent Accountants' Report............................................1

Audited Financial Statements:

Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements..............................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year) ....... 8

Consent of Mohler, Nixon & Williams

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Mohler, Nixon & Williams
----------------------------
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 4, 2004

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           December 31,
                                                      2003              2002

Assets:
    Investments, at fair value                 $  84,729,978      $  63,578,671
    Participant loans                              1,294,030          1,335,571

        Assets held for investment purposes       86,024,008         64,914,242

    Participants' contribution receivable            143,574            130,029
    Employer's contribution receivable                26,967             25,251
    Other receivables                                 35,680                  -

Net assets available for benefits              $  86,230,229      $  65,069,522


See accompanying notes.

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                            Years ended
                                                                            December 31,
                                                                        2003                 2002
Additions (reductions) to net assets attributed to:
   Investment income (loss):
        Dividends and interest                                    $      769,227        $    891,441
        Net realized and unrealized appreciation (depreciation)
            in fair value of investments                              18,189,640        (11,153,440)

                                                                      18,958,867        (10,261,999)

   Contributions:
        Participants'                                                  6,337,614           6,134,852
        Employer's                                                     1,802,951           1,709,632

                                                                       8,140,565           7,844,484

            Total additions (reductions)                              27,099,432         (2,417,515)

Deductions from net assets attributed to:
   Withdrawals and distributions                                       5,931,129           6,593,226
   Administrative expenses                                                 7,596               8,412

            Total deductions                                           5,938,725           6,601,638

            Net increase (decrease) in net assets                     21,160,707         (9,019,153)

Net assets available for benefits:
   Beginning of year                                                  65,069,522          74,088,675

   End of year                                                    $   86,230,229        $ 65,069,522


See accompanying notes.

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Navigation Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the "Company") to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Administration - The Company has appointed an Administrative Committee (the "Committee") to manage the operation and administration of the Plan. The Company contracted with Fidelity Management Trust Company ("Fidelity") to act as the custodian, trustee and third-party administrator. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan were held by Fidelity and invested in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan's investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated September 10, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended and related state statues, and that the trust, which forms part of the Plan is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2003 and 2002 was as follows:

  Date          Number of shares              Fair value              Cost
  ----          ----------------              ----------              ----
  2003              229,787                  $8,557,286            $3,734,295
  2002              270,580                  $3,379,548            $4,173,686

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 18% of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants' direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. For 2003 and 2002, the Company matched 50% of the participant's contribution up to 5% of compensation with a maximum of $2,500 per year. Contributions for the years ended December 31, 2003 and 2002 were approximately $1,803,000 and $1,710,000, respectively.

Vesting - Participants are immediately vested in their entire account, including employer-matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's interest in their account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2003 carry interest rates ranging from 5.0% to 10.5%.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

                                                   2003               2002
                                                   ----               ----

Trimble Navigation Limited Common Stock         $ 8,557,286       $ 3,379,548
Fidelity Magellan Fund                           10,103,098         8,220,988
Fidelity ContraFund                              12,761,859         9,994,449
Fidelity Balanced Fund                            7,636,393         5,440,816
Fidelity Aggressive Growth Fund                   5,483,011         3,724,380
Fidelity Dividend Growth Fund                     7,558,077         5,710,995
Retirement Money Market Fund                     15,027,012        15,860,323
Other Funds individually less than 5%
   of net assets                                 18,897,272        12,582,743
                                                 ----------        ----------
         Assets held at end of year             $86,024,008       $64,914,242
                                                ===========       ===========

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows for the years ended December 31:

                                      2003                   2002
                                      ----                   ----

   Common stock                  $   6,079,743        $     (919,084)
   Mutual funds                     12,109,897           (10,234,356)
                                    ----------           ------------

                                 $  18,189,640        $  (11,153,440)
                                 =============        ===============

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

                              SUPPLEMENTAL SCHEDULE
                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
       Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

                    Employer Identification Number 94-2802192
                                Plan Number: 001

                                December 31, 2003



                                             Description of investment including
Identity of issue, borrower,                 maturity date, rate of interest,            Current
lessor or similar party                      collateral, par or maturity value           Value
-----------------------                      ---------------------------------           -----
Janus Flex Income Fund                       Mutual Fund                                 $ 2,541,033
PIMCO Total Return                           Mutual Fund                                      46,004
Strong Common Stock Fund                     Mutual Fund                                     919,171
Weitz Partners Value Fund                    Mutual Fund                                   2,382,168
Janus Worldwide Fund                         Mutual Fund                                   1,212,700
Fidelity Fund *                              Mutual Fund                                     541,513
Fidelity Magellan Fund *                     Mutual Fund                                  10,103,098
Fidelity ContraFund *                        Mutual Fund                                  12,761,859
Fidelity Balanced Fund *                     Mutual Fund                                   7,636,393
Fidelity Low Price Stock Fund *              Mutual Fund                                   3,869,241
Fidelity Equity Income II Fund *             Mutual Fund                                   2,554,963
Fidelity Aggressive Growth Fund *            Mutual Fund                                   5,483,011
Fidelity Diversified International Fund *    Mutual Fund                                   2,110,880
Fidelity Dividend Growth Fund *              Mutual Fund                                   7,558,077
Fidelity Retirement Money Market Fund *      Mutual Fund                                  15,027,012
Fidelity Capital Appreciation *              Mutual Fund                                     190,380
Spartan US Equity Index Fund *               Mutual Fund                                   1,235,188
Trimble Navigation Limited *                 Common Stock (229,787 shares)                 8,557,286
Participant loans *                          Interest rates ranging from 5.0% to 10.5%     1,294,030

                                             Total                                       $86,024,008
*   Party-in-interest


                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 21, 2004


                                  By:  /s/   STEVEN W. BERGLUND
                                  -----------------------------
                                  Steven W. Berglund
                                  Title: President and Chief Executive Officer
                                  Trimble Navigation Limited

                                  On behalf of the administrator of the
                                  Trimble Navigation Savings and
                                  Retirement Plan